UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Aceto Corporation
(Exact name of registrant as specified in its charter)

New York	11-1720520
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

4 Tri Harbor Court Port Washington, NY	11050
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	NASDAQ Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

Aceto Corporation (the “Company”) entered into a Tax Asset Protection Rights Agreement, dated as of November 5, 2018 (as the same may be supplemented or amended from time to time, the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

The purpose of the Rights Agreement is to help preserve the Company’s ability to utilize its significant tax benefits (“Tax Benefits”). If the Company experiences an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company’s ability to utilize its Tax Benefits to offset future taxable income may be significantly limited, and the timing of the usage of the Tax Benefits and such other benefits could be substantially delayed, which could therefore significantly impair the value of those assets. In general, an “ownership change” will occur when the percentage of the Company’s ownership by one or more “5-percent shareholders” (as defined in the Code) has increased by more than 50 percent over the lowest percentage owned by such stockholders at any time during the prior three years (calculated on a rolling basis). The Rights Agreement is designed to reduce the likelihood of an ownership change that would limit the utilization of the Company’s Tax Benefits. However, the Rights Agreement does not eliminate the risk of such an ownership change. In general terms, the Rights Agreement is intended to act as a deterrent to (i) any person or group acquiring beneficial ownership (defined generally as direct or constructive ownership as determined under Section 382 of the Code) of 4.99 percent or more of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”) of the Company and (ii) any existing 4.99 percent stockholder acquiring additional shares of the Common Stock, in each case, without the prior approval of the Company’s Board of Directors (the “Board”). There is no guarantee, however, that the Rights Agreement will prevent the Company from experiencing an ownership change.

The Rights

On November 2, 2018, the Board authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of Common Stock outstanding as of the close of business on November 15, 2018 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth (subject to adjustment) of a share of Series A Participating Cumulative Preferred Stock, par value $2.50 per share (each, a “Series A Preferred Share” and collectively, the “Series A Preferred Shares”), of the Company at a price of $10.85 (as the same may be adjusted, the “Purchase Price”), and upon the terms and conditions set forth in the Rights Agreement. The description and terms of the Rights are set forth in more detail in the Rights Agreement.

Until the close of business on the Distribution Date (as defined below), the Rights will be evidenced by the certificates representing the shares of Common Stock registered in the names of the holders thereof (or by book entry), and not by separate right certificates, and will be transferable only in connection with the transfer of shares of Common Stock. Until the Distribution Date, the surrender for transfer of any certificate for shares of Common Stock outstanding on the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable after the Distribution Date, the Company will send or caused to be sent to each record holder of Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person (as defined below) or its affiliates or associates) a separate certificate substantially in the form of Exhibit B to the Rights Agreement (a “Right Certificate”), evidencing one Right for each share of Common Stock held by such record holder. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificate.

“Distribution Date” means the close of business on the earlier of (a) ten calendar days after the Share Acquisition Date (as defined below) and (b) such date, if any, as may be designated by the Board following the commencement of, or the first public disclosure of an intent to commence, a tender or exchange offer by any person (other than the Company, any subsidiary of the Company, any employee benefit or compensation plan of the Company or its subsidiaries, or any person organized, appointed or established by the Company and holding Common Stock for or pursuant to the terms of any such employee benefit or compensation plan) for outstanding Common Stock, if upon consummation of such tender or exchange offer such person could reasonably be expected to be the beneficial owner of 4.99 percent or more of the outstanding Common Stock.

“Share Acquisition Date” means the date on which the Company learns that a person has become an Acquiring Person. An “Acquiring Person” includes (i) a person or group (including any affiliate or associate of such person or group) that has, subject to certain exceptions, acquired, or obtained the right to acquire, beneficial ownership of 4.99 percent or more of the outstanding Common Stock or (ii) any Grandfathered Person (as defined below) that has exceed its Grandfathered Percentage (as defined below) by 0.5 percent of the outstanding Common Stock. A “Grandfathered Person” is any person or group that beneficially owned (as disclosed in public filings) 4.99 percent or more of the outstanding Common Stock as of November 15, 2018 (such percentage, the “Grandfathered Percentage”).

Exempt Persons and Exempt Transactions

The Board recognizes that there may be instances when an acquisition of Common Stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the Tax Benefits to the Company or may otherwise be in the best interest of the Company. Accordingly, the Rights Agreement grants discretion to the Board to designate a person as an “Exempt Person” or to designate a transaction involving the Common Stock as an “Exempt Transaction.” An “Exempt Person” cannot become an Acquiring Person and an “Exempt Transaction” cannot result in a person becoming an Acquiring Person. An Exempt Person cannot be a Grandfathered Person.

Initial Exercisability; Expiration

The Rights Agreement is effective as of November 5, 2018. The Rights will be exercisable on the Distribution Date. Thereafter, a registered holder of any Right Certificate may, subject to the terms of the Rights Agreement, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate to the Rights Agent, together with payment of the Purchase Price for each one one-thousandth of a Series A Preferred Share (or other securities, cash or assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the earliest to occur of (which is referred to as the “Expiration Date”): (i) the close of business on November 5, 2020 (incorrectly stated as November 5, 2021 in the press release announcing adoption of the Rights Agreement) or such earlier date as of which the Board determines that the Rights Agreement is no longer necessary for the preservation of Tax Benefits; (ii) the close of business on the effective date of the repeal of Section 382 of the Code if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of Tax Benefits; (iii) the time at which all Rights are exchanged under the terms of the Rights Agreement, (iv) the close of business on the first day of a taxable year of the Company to which the Board determines that no tax benefits may be carried forward; (v) the date upon which any person, including an Acquiring Person, or group of affiliated or associated persons becomes the beneficial owner of greater than 19.99 percent of the then outstanding shares of Common Stock; or (vi) on the 30th calendar day after the first annual meeting of the Company’s stockholders that is completed after the date of the Rights Agreement, unless the Company’s stockholders have ratified or otherwise approved the Rights Agreement at such annual meeting.

The “Flip-In” Provision

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, subject to certain limited exceptions set forth in the Rights Agreement, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the then-current Purchase Price, that number of one one-thousandth of a Series A Preferred Share equal to the number of shares of Common Stock having a market value of two times the Purchase Price.

The “Flip-Over” Provision

In the event that, after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold, leased, licensed, exchanged or otherwise transferred or disposed of (each such event, a “Merger, Consolidation or Sale Event”), proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price and subject to certain limited exceptions, that number of registered common shares of the person with whom the Company has engaged in the foregoing Merger, Consolidation or Sale Event (or other appropriate entity), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

The Exchange Provision

At any time after there is an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the common stock then outstanding, the Board may exchange all or part of the then outstanding Rights (other than those that have become void) for (i) one-half of the Preferred Shares (or fractions thereof) that would be issuable at such time upon the exercise of one Right or (ii) in the case of holders of common stock: cash, property, Preferred Shares (including fractions thereof), shares of common stock (including fractions thereof), or other equity or debt securities (or any combination of any of the foregoing) having an aggregate value equal to one-half of the value of Preferred Shares (including fractions thereof) that would be issuable at such time upon the exercise of one Right.

Redemption

At any time prior to the earlier of (i) the Distribution Date and (ii) the Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The Redemption Price may be payable, at the option of the Company, in cash, Common Stock or such other form of consideration as the Board determines, in its sole discretion, to be at least equivalent in value to the Redemption Price. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

Antidilution Adjustments

The number of Series A Preferred Shares (or other securities, cash or assets, as the case may be) issuable upon exercise of the Rights, the Purchase Price, the Redemption Price and the number of Rights outstanding (including the number of Rights or fractional Rights associated with each share of Common Stock) are subject to adjustment from time to time to prevent dilution (i) in the event of any stock dividends, stock splits, reclassifications, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, or (ii) upon any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Series A Preferred Shares (other than distribution of the Rights or regular quarterly cash dividends).

Fractional Shares

The Company may, but is not required to, issue fractions of Series A Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Series A Preferred Share) upon exercise of the Rights or distribute certificates that evidence fractional Series A Preferred Shares. In lieu of fractional Series A Preferred Shares, the Company may elect to (i) issue depository receipts evidencing such authorized fraction of a Series A Preferred Share or (ii) in the case of a fraction of a Series A Preferred Share issued (other than fractions which are integral multiples of one one-thousandth of a Series A Preferred Share), pay to the registered holders of Right Certificates at the time such Rights are exercised an amount in cash based on the market value of a Series A Preferred Share on the trading day immediately prior to the date of such exercise.

No Stockholder Rights

Until a Right is exercised or exchanged in accordance with the provisions of the Rights Agreement, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote for the election of directors or upon any matter submitted to stockholders of the Company or to receive dividends, distributions or subscription rights.

Series A Preferred Shares

The Series A Preferred Shares are not subject to redemption by either the Company or at the option of any stockholder. Each Series A Preferred Share will be entitled, when, as and if declared by the Board, to a minimum preferential quarterly dividend payment equal to (i) $1.00 per share, less any dividend payable pursuant to the following subclause (b), and (b) 1,000 times (subject to adjustment) the aggregate per share amount of all cash dividends, and 1,000 times (subject to adjustment) the aggregate per share amount of all non-cash dividends declared on the Common Stock (or other distributions payable in Common Stock) since the date of the immediately preceding quarterly dividend payment.

Each Series A Preferred Share will entitle its holder to 1,000 votes (subject to adjustment) on all matters upon which the stockholders of the Company are entitled to vote. The Series A Preferred Shares will vote together with the Common Stock.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares will be entitled to a minimum preferential liquidation payment equal to (x) the amount of any accrued and unpaid dividends and distributions payable on the Series A Preferred Shares, whether or not declared, to the date of such payment, plus (y) an amount equal to the greater of (i) $1,000 per whole share or (ii) an aggregate amount equal to $1,000 (subject to adjustment) times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the Company.

In the event of any merger, consolidation or other transaction in which the Common Stock is converted into or exchanged for other stock, securities, cash or property, each Series A Preferred Share will, upon the conversion or exercise thereof, be similarly converted into or exchanged for an amount per share equal to 1,000 times (subject to adjustment) the aggregate amount of stock, securities, cash or property, as the case may be, into which or for which each share of Common Stock was converted or exchanged. These rights are protected by customary antidilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred Shares, the value of each one one-thousandth of a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Amendments

At any time prior to the Distribution Date, without the approval of any holders of Rights, the Company may supplement or amend the Rights Agreement in any manner which the Company may deem necessary or desirable (except that it cannot reduce the Redemption Price). From and after a Distribution Date, the Company may amend the Rights Agreement without the approval of any holders of Rights in order to cure any ambiguity, correct or supplement any defective or inconsistent provision, or to make any other changes which the Company deems necessary or desirable that do not adversely affect the interests of holders of Rights.

Annual Board Review

The Board, or a duly constituted committee of independent directors, is required to review the calculation for determining whether an ownership change has occurred under Section 382 of the Code once per year (or with such greater frequency as the Board (or any such committee), in its sole discretion, determines is advisable). The Board (or any such committee) will determine after such review whether maintenance of the Rights Agreement continues to be advisable in order to preserve the value of the Tax Benefits of the Company.

Antitakeover Effects

The Rights have certain anti-takeover effects. Once the Rights have become exercisable, in most cases the Rights will cause substantial dilution to a person or group that attempts to acquire or merge with the Company. Accordingly, the existence of the Rights may deter potential acquirors from making a takeover proposal or a tender offer. Since the Board may redeem the Rights at a redemption price of $0.0001 per Right at any time prior to a person or group of affiliated or associated persons becoming an Acquiring Person, and given the 19.99 percent ownership expiration threshold, the Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders.

The Rights Agreement is not intended to and will not prevent an appropriate transaction at a full and fair price and it does not in any way adversely affect the Company’s financial strength or interfere with its business plans. The issuance of the Rights will not affect reported earnings per share, is not taxable to the Company or its stockholders and will not change the way in which the Company’s shares are traded.

The Certificate of Amendment of Restated Certificate of Incorporation of the Company establishing the Series A Preferred Shares (the “Certificate of Amendment”) and the Rights Agreement are filed as Exhibits 3.1 and 4.1, respectively, to this Form 8-A and are incorporated herein by reference. A copy of the Rights Agreement is also available free of charge from the Company. This description of the Rights Agreement and the Rights does not purport to be complete and is qualified by reference to the Rights Agreement.

Item 2.	Exhibits.

3.1	Certificate of Amendment of Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Aceto Corporation’s Current Report on Form 8-K filed November 6, 2018).

4.1	Tax Asset Protection Rights Agreement, dated as of November 5, 2018, between Aceto Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Amendment as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to Aceto Corporation’s Current Report on Form 8-K filed November 6, 2018).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 6, 2018	ACETO CORPORATION

	By:	/s/ Steven S. Rogers
Name: Steven S. Rogers
Title: Chief Legal Officer